

August 19, 2011

Via E-mail
Mr. Alessandro Bernini
Chief Financial Officer
Eni SpA
I Palazzo Uffici - Piazza Vanoni, 1
20097 San Donato Milanese (MI) Italy

> **Re: Eni SpA**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 7, 2011**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed April 7, 2011**
> **File No. 1-14090**

Dear Mr. Bernini:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing(s), by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing(s) and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Petroleum Engineering Comments

Risk Factors, page 5

Risks associated with the exploration and production of oil and natural gas, page 6

1.   Please expand your disclosure here to present the consequences of loss of hydrocarbon containment during drilling, transportation and processing. Address offshore operations separately.

Information on Company, page 22

Significant Business and Portfolio Developments, page 24

2.   We note the reference to the Zubair field here and page 50. Please:
- Tell us the figures for Zubair proved reserves and proved undeveloped reserves that you have booked;
- Illustrate the computation of your projected annual production entitlement and proved reserves for year-end 2010 as governed by the technical service contract;
- Explain your claim to reserves in light of the provisions of your technical service contract, i.e. profit oil at $2/barrel; and
- Address whether you have the option for payment in kind for cost recovery and profit payment.

3.   Tell us whether you claim proved reserves under service contracts elsewhere (e.g. the Villano field on page 25). If so, please tell us the proved figures for each field and the justification for your claims to proved reserves.

Summary of Proved Oil and Gas Reserves, page 29

4.   Item 1201(d) of Regulation S-K defines "geographic area" as a country, a group of countries with a continent or a continent. Item 1202(a)(2) requires tabular disclosure of reserves by each geographic area that contains 15% or more of a registrant's proved reserves. Please explain to us why you do not provide such disclosure for North Africa, which accounts for 33% of your <u>consolidated</u> subsidiary proved reserves.

5.   Revise your table to include your equity accounted reserves by geographic area. See Question 154.02 of Compliance and Disclosure Interpretations (October 26, 2009), available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

6.   We note your statement, "The current SEC rules allow the use of reliable technology to justify the reserves estimate if it produces consistent and repeatable results. We did not have any material additions of proved reserves due to application of "reliable technologies". Please explain to us the technology you used for the additional 776 MMBOE of additional proved reserves you booked at year-end 2010.

Proved Undeveloped Reserves, page 31

7.   We note your statement, "In 2010, total proved undeveloped reserves increased by 354 mmBOE. The principal reasons for the increase are revisions and new projects sanction, mainly in Libya, Venezuela and Iraq." Please expand this to present figures for PUD increases due to revisions and the figures due to new project sanctions.

8.   We note that you have claimed PUD reserves at Kashagan for more than five years.
        Please tell us if your booked PUD reserves - .6 BBOE - are to be developed entirely in
        Phase 1. If not, please justify your claim to proved reserves beyond Phase 1 in light of
        the announced delay to initiation of Phase 2 until 2018 time frame. Tell us if a final
        investment decision has been made for Phase 2.

9.   Please expand your discussion of the delay in developing the Libyan gas fields. Include
        the figures for the associated PUD reserves.

Average Sales Prices and Production Cost per Unit of Production, page 33

10.   Item 1204 of Regulation S-K requires the disclosure of historical price and cost data by
        geographical area. We note that this data for equity accounted properties is not presented
        by area. Please modify this in order to comply with Regulation S-K.

Oil and gas properties, operations and acreage, page 35

11.   Item 1208(b) of Regulation S-K requires the disclosure of minimum remaining terms of
        material leases and concessions. Please expand your disclosure to comply with
        Regulation S-K.

Ecuador, page 51

12.   We note the disclosure of "volumes in place of 300 mmBBL" and "35 BBBL of certified
        heavy oil in place" on page 53. These figures do not represent reserves and, as such, are
        not allowed in documents filed with us. Please omit such disclosures from your future
        documents.

Exhibit 15.a(ii)

13.   We note the third party engineering report presents Africa and Asia average adjusted gas
        prices as $307.07/Mm^3 and $355.43/Mm^3, respectively. Please affirm to us that these gas
        prices are $8.68/MCFG and $10.05/MCFG. Tell us the properties and the disposition of
        the gas associated with these prices.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551- 3704 with questions about engineering comments. Please contact me at (202) 551- 3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director